Exhibit 99.1

Global-e Announces Appointment of Mr. Gen Tsuchikawa, CEO of Sony Ventures
Corporation, to its Board of Directors

PETAH-TIKVA, Israel, November 29, 2023 - Global-e Online Ltd. (Nasdaq: GLBE), the global leader of Direct-To-Consumer cross border eCommerce enablement, announced today that Mr. Gen Tsuchikawa, CEO of Sony Ventures Corporation, has joined the board of directors as an independent member, effective as of November 29, 2023.

Mr. Tsuchikawa will serve as a non-executive director and as a member of the board of directors' Compensation Committee and Nominating, Governance and Sustainability Committee, in replacement for Mr. Thomas Studd, a partner at Vitruvian Partners, who has recently stepped down from the board.

“We would like to extend our warm welcome to Mr. Tsuchikawa, who brings with him many decades of extensive corporate development and business leadership experience in a diverse set of industries, from banking and finance, through to technology and growth companies, to consumer electronics,” said Amir Schlachet, Co-Founder, CEO and Chairperson of the board of directors of Global-e. “We are certain that his vast experience and unique perspectives will serve as a great addition to our board as we continue on our high-paced global growth path. Moreover, in alignment with one of our key strategic growth pillars - geographical expansion - the addition of Mr. Tsuchikawa to the board will be a tremendous asset as we continue to expand our fast-growing presence in the Asia-Pacific region in general, and in Japan in particular,” added Mr. Schlachet.
“We would also like to take this opportunity to thank Mr. Studd for his valuable contribution as a member of the board of directors since April 2020, when Vitruvian Partners invested in the Company.”

About Mr. Gen Tsuchikawa

Mr. Tsuchikawa is the CEO and Chief Investment Officer at Sony Ventures Corporation, where he directs the venture investment arm of Sony Group Corporation, known as the Sony Innovation Fund.
He established the Sony Innovation Fund on behalf of Sony in 2016 and directs investments in transformational technologies shaping the future of business, entertainment, and society around the world.
Mr. Tsuchikawa has spent nearly 20 years at Sony, where he also currently serves as a Corporate Vice President and previously served in several executive roles at Sony, leading Corporate Development, M&A, Business Development, and Investors Relations.
Prior to joining Sony, Mr. Tsuchikawa spent 20 years in the finance industry at Merril Lynch and the Industrial Bank of Japan. He holds a B.A. from Hitotsubashi University in Japan and an M.B.A. from Stanford Graduate School of Business.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer cross-border ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements or information regarding Global-e’s director appointments. These forward-looking statements may be identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to the risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). These and other important risks and uncertainties could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations and speak only as of the date of this press release. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684